UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

G2110R106

(CUSIP Number)

March 24, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2110R106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). THAILIN SEMICONDUCTOR CORP.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Taiwan, Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power 5,837,802 Common Shares
6. Shared Voting Power 0
7. Sole Dispositive Power 5,837,802 Common Shares
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,837,802 Common Shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 6.95%
12.	Type of Reporting Person (See Instructions) CO

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: April 15, 2009

THAILIN SEMICONDUCTOR CORP.

By:	/s/ Lafair Cho
Name:	Lafair Cho
Title:	President

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